Filed by Grupo Financiero Santander México, S.A.B. de C.V.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Grupo Financiero Santander México, S.A.B. de C.V.

Registration Statement Commission File Number: 333-221224

Subject Company Commission File Number: 001-35658

Date: November 9, 2017

GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V.

CALL OF MEETING

By resolution of the Board of Directors, the holders of Series "F" and Series "B" stocks of Grupo Financiero Santander México, S.A. B. de C.V. (the “Company”), pursuant to articles 181, 182, 183 and 186 of the General Law on Trade Companies and the Corporate Bylaws, are called to the Ordinary and Extraordinary Stockholders' Meeting to take place at 12:00 p.m. on December 8, 2017, at the offices of the Company located in Prolongación Paseo de la Reforma número 500, módulo 207, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, C.P. 01219, Mexico City, to address the following subjects:

AGENDA OF THE DAY

I.	Discussion, and if applicable, approval to decree the payment of an ordinary cash dividend for the stockholders of the Company, from the account of earnings from previous years, for the amount and at the date determined by the Meeting.

II.	Discussion and, if applicable, approval of different resolutions to carry out the merger of GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V., as merged company, with BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO, as surviving company.

III.	Discussion, and, if applicable, approval of the agreement for the termination of the single agreement of responsibilities to be entered into by and among GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. and its subsidiaries.

IV.	Appointment of special delegates to formalize and carry out the resolutions adopted by the Meeting.

In order to attend the Meeting, stockholders shall present the required form (Admission Card), which shall be issued at the offices of the Secretary of the Company at Prolongación Paseo de la Reforma número 500, floor 2, módulo 207, Col. Lomas de

Santa Fe, Delegación Álvaro Obregón, in Mexico City. Likewise, stockholders are informed that the forms required to attend and enforce their voting rights at such Meeting will be delivered against the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities prepared for that purpose, and a copy of the Tax Registry Card of each stockholder (or in the case of foreign stockholders, the certificate of tax identity or similar document) pursuant the terms of article 27 of the Federal Tax Code. The Registry of Stockholders shall be closed three business days before the date the Stockholders' Meeting is to take place.

Likewise, the information mentioned in the points of the Agenda, under the provisions in article 49 fraction I of the Law on Exchange Market and article 65 fraction I of the Law for the Regulation of Financial Groups, shall be at the stockholders' disposal at no cost at the domicile of the Company mentioned in the paragraph above, from the date of publication of this call.

The stockholders may be represented in the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company under the terms of Article 31 of the Law for the Regulation of Financial Groups and fraction III of article 49 of the Law on Exchange Market. Such forms shall be from this date at the disposal of the stockholders at the domicile of the Secretary of the Board of Directors of the Company so that they may collect them and forward them to their representatives.

Mexico City, November 8, 2017

/s/ Fernando Borja Mujica

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Mr. Fernando Borja Mujica

Secretary of the Board of Directors